FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, February 6, 2004

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

     Fairfax Financial Holdings Limited announces that it earned US$271.1 million in 2003, the largest annual profit in its history. Other 2003 operating highlights were as follows:

•	The combined ratio of the company’s continuing insurance and reinsurance operations improved to 97.6% in 2003 from 101.5% in 2002.

•	Net premiums written at the company’s continuing insurance and reinsurance operations increased 28.4% in 2003 to US$4.1 billion.

•	Underwriting profit at the company’s continuing insurance and reinsurance operations increased to US$87.7 million in 2003 from an underwriting loss of US$42.8 million in 2002.

•	Cash flow from operations at OdysseyRe, Crum & Forster and Northbridge improved to US$1,099.2 million in 2003 from US$236.1 million in 2002.

•	Realized gains on investments in 2003 totalled US$845.9 million compared to US$469.5 million in 2002.

•	Cash and investments increased to US$12.6 billion at December 31, 2003 from US$10.6 billion at the end of 2002.

•	Total interest and dividends decreased to US$330.1 million in 2003 from US$418.6 million in 2002, reflecting lower investment yields since almost half the portfolio investments have been held in cash and short term investments since the second quarter of 2003 pending the company identifying suitable opportunities for reinvestment in line with its long term value-oriented investment philosophy.

•	Common shareholders’ equity per basic share increased by 29.1% to US$192.81 at December 31, 2003 from US$149.31 at the end of 2002. Total common shareholders’ equity increased to US$2.7 billion at December 31, 2003 from US$2.1 billion at December 31, 2002.

•	At December 31, 2003, United States Fire Insurance, Crum & Forster’s principal operating subsidiary, had moved to a positive earned surplus position of approximately US$146 million, thereby achieving dividend capacity in 2004 of approximately US$80 million.

•	At December 31, 2003, TIG met the three financial tests necessary to permit the release of securities from the trust established in connection with the reorganization of TIG at the end of 2002, subject to California regulatory approval.

•	The company has available US$260 million of syndicated bank lines, which are currently unused.

     As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company is reporting its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. Consequently, throughout this release, amounts are expressed in U.S. dollars and (except per share amounts) in $ millions, unless otherwise indicated, and are unaudited.

     Following is a summary of Fairfax’s unaudited fourth quarter and full year financial results:

	Fourth Quarter		Year

	2003	2002	2003	2002

Total revenue	1,575.4	1,363.6	5,713.9	5,067.4
Net earnings	6.6	48.3	271.1	263.0
Net earnings per share	$0.51	$3.84	$18.55	$18.20

     The results for the fourth quarter of 2003 were impacted by net reserve charges aggregating $224 at Crum & Forster and the runoff operations. Crum & Forster’s net charge of $39 included a $150 strengthening of asbestos reserves; the runoff operations strengthened reserves by $434, which resulted in a net charge of $185 after the effect of existing reinsurance protections. The results for the fourth quarter of 2002 were impacted by $200 of reserve strengthening and $63.6 of restructuring charges in connection with the reorganization of TIG, partially offset by $188.4 of negative goodwill on the acquisition of the remaining 72.5% economic interest in TRG Holdings.

     There were 14.0 and 14.3 million weighted average shares outstanding during 2003 and 2002 respectively (13.9 and 14.1 million during the fourth quarters of 2003 and 2002 respectively). The consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows for 2003 and 2002 are set out below, followed by management’s discussion and analysis.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2003 and 2002
(unaudited — US$ millions)

	2003	2002

Assets
Cash and short term investments	346.4	304.6
Cash held in Crum & Forster interest escrow account	47.3	—
Marketable securities	16.5	23.1
Accounts receivable and other	2,112.3	2,271.9
Recoverable from reinsurers (including recoverables on paid losses — $654.2; 2002 — $623.2)	8,542.6	7,591.4

	11,065.1	10,191.0

Portfolio investments
Subsidiary cash and short term investments (market value — $5,710.6; 2002 — $1,705.5)	5,710.6	1,705.5
Bonds (market value — $4,644.8; 2002 — $7,513.5)	4,729.3	7,394.5
Preferred stocks (market value — $143.9; 2002 — $158.0)	142.3	160.1
Common stocks (market value — $1,428.5; 2002 — $712.4)	1,173.9	679.6
Investments in Hub, Zenith National and Advent (market value — $456.0; 2002 — $332.6)	387.6	354.3
Real estate (market value — $17.0; 2002 — $24.2)	12.2	20.5

Total (market value — $12,400.8; 2002 — $10,446.2)	12,155.9	10,314.5

Deferred premium acquisition costs	412.0	375.6
Future income taxes	968.3	977.3
Premises and equipment	98.7	111.7
Goodwill	214.3	185.3
Other assets	104.0	69.1

	25,018.3	22,224.5

Liabilities
Lindsey Morden bank indebtedness	17.7	26.5
Accounts payable and accrued liabilities	1,413.0	1,278.3
Funds withheld payable to reinsurers	1,104.6	959.7

	2,535.3	2,264.5

Provision for claims	14,368.1	13,397.3
Unearned premiums	2,441.9	2,089.1
Long term debt	2,033.8	1,482.7
Purchase consideration payable	200.6	205.5
Trust preferred securities of subsidiaries	79.8	215.8

	19,124.2	17,390.4

Non-controlling interests	440.8	321.6

Shareholders’ Equity
Common stock	1,510.0	1,535.7
Other paid in capital	101.4	—
Preferred stock	136.6	136.6
Retained earnings	1,114.9	873.5
Currency translation account	55.1	(297.8)

	2,918.0	2,248.0

	25,018.3	22,224.5

CONSOLIDATED STATEMENTS OF EARNINGS
for the years ended December 31, 2003 and 2002
(unaudited — US$ millions except per share amounts)

	2003	2002

Revenue
Gross premiums written	5,518.6	5,173.2

Net premiums written	4,448.1	4,033.9

Net premiums earned	4,209.0	3,888.6
Interest and dividends	330.1	418.6
Realized gains on investments	840.2	469.5
Realized gain on Northbridge IPO	5.7	—
Claims fees	328.9	290.7

	5,713.9	5,067.4

Expenses
Losses on claims	3,240.6	2,998.7
Operating expenses	1,023.4	927.5
Commissions, net	776.1	706.2
Interest expense	146.3	87.0
Other costs and restructuring charges	—	70.0
Swiss Re premiums	—	2.7

	5,186.4	4,792.1

Earnings from operations before income taxes	527.5	275.3
Provision for income taxes	191.9	150.0

Earnings from operations before extraordinary item	335.6	125.3
Negative goodwill	—	188.4

Net earnings before non-controlling interests	335.6	313.7
Non-controlling interests	(64.5)	(50.7)

Net earnings	271.1	263.0

Net earnings per share before extraordinary item and after non-controlling interests	$18.55	$5.01
Net earnings per share	$18.55	$18.20
Net earnings per diluted share	$18.23	$18.20
Cash dividends paid per share	$0.98	$0.63

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
for the years ended December 31, 2003 and 2002
(unaudited — US$ millions)

	2003	2002

Retained earnings — beginning of year	873.5	590.3
Change in accounting for negative goodwill	—	32.2

Retained earnings as restated — beginning of year	873.5	622.5
Net earnings for the year	271.1	263.0
Excess over stated value of shares purchased for cancellation	(4.9)	—
Common share dividends	(13.9)	(9.0)
Preferred share dividends	(9.8)	(8.3)
Cost of convertible debentures, net of tax	(1.1)	—
Dividend tax recovery	—	5.3

Retained earnings — end of year	1,114.9	873.5

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003 and 2002
(unaudited — US$ millions)

	2003	2002

Operating activities
Earnings before non-controlling interests	335.6	313.7
Amortization	52.1	42.9
Future income taxes	127.0	114.8
Negative goodwill	—	(188.4)
Gains on investments	(845.9)	(469.5)

	(331.2)	(186.5)
Increase (decrease) in:
Provision for claims	759.5	(492.5)
Unearned premiums	235.7	415.6
Accounts receivable and other	257.4	(135.6)
Recoverable from reinsurers	(793.5)	450.6
Funds withheld payable to reinsurers	141.6	(164.6)
Accounts payable and accrued liabilities	59.8	122.5
Other	62.4	119.3

Cash provided by operating activities	391.7	128.8

Investing activities
Investments — purchases	(11,280.6)	(5,354.5)
— sales	14,483.6	5,498.4
Sale of marketable securities	6.6	28.8
Purchase of capital assets	(29.9)	(23.9)
Investments in Hub, Zenith National and Advent	—	(29.1)
Purchase of subsidiaries, net of cash acquired	18.7	(53.0)
Net proceeds on Northbridge IPO	148.9	—
Non-controlling interests	—	(6.9)

Cash provided by investing activities	3,347.3	59.8

Financing activities
Subordinate voting shares repurchased	(30.6)	(16.7)
Trust preferred securities of subsidiary repurchased	(136.0)	(4.1)
Issue of OdysseyRe debt	225.0	110.0
Issue of Crum & Forster debt	300.0	—
Issue of convertible debentures	200.0	—
Long term debt — repayment	(179.3)	(88.5)
Purchase consideration	(23.3)	—
Bank indebtedness	(8.8)	(0.8)
Common share dividends	(13.9)	(9.0)
Preferred share dividends	(9.8)	(8.3)

Cash provided by (used in) financing activities	323.3	(17.4)

Foreign currency translation	31.9	(44.1)

Increase in cash resources	4,094.2	127.1
Cash resources — beginning of year	2,010.1	1,883.0

Cash resources — end of year	6,104.3	2,010.1

     Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements
for the years ended December 31, 2003 and 2002
(unaudited — in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

     These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 24 to 50 of the company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2002.

     In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverable on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.

     Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $32.2 was added to shareholders’ equity as an adjustment to opening retained earnings.

2. Investments

     On May 28 and June 10, 2003, Northbridge Financial Corporation (“Northbridge”), the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn $15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9. After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.

     On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price payable is estimated to be $10.1 and the fair value of the assets acquired and liabilities assumed would both be $37.7. Based on these estimates, this resulted in goodwill of approximately $4.7.

     On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (“OdysseyRe”) for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

3. Long Term Debt and Trust Preferred Securities

     During the year, the company repurchased and/or repaid $159.6, $18.1 (Cdn$25.0) and nil of its U.S. dollar-denominated notes, Canadian dollar-denominated notes and trust preferred securities respectively (2002 - $25.6, nil and $10.2) at a cost of $177.7 (2002 — $17.5). The notes purchased in 2003 were notes maturing primarily in 2003.

     Effective October 31 and November 18, 2003, OdysseyRe issued $225 of 7.65% senior notes due November 1, 2013 for net proceeds (after expenses of issue) of $222.5, of which $50 which was used to repay $50 of 7.49% senior notes due November 30, 2006.

     On July 14 and 24, 2003, the company issued an aggregate $200 of 5% convertible senior debentures due July 15, 2023 for net proceeds (after expenses of issue) of $193.7. Each $1,000.00 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity. The present value of the interest cost associated with these debentures, discounted at 8% per annum, is presented as debt of $99.0. The value of the conversion option and the present value of the principal amount of the debentures on maturity, discounted at 8% per annum, aggregating $101.4, is included in paid in capital. The paid in capital amount is net of issue costs of $1.8 after tax. The amortization of the net present value of the principal amount of the debentures is charged to retained earnings ($1.1 in 2003). As described in note 6, under U.S. GAAP the full amount of the debentures is included in debt, with no allocation to paid in capital.

     Effective June 5, 2003, Crum & Forster Holdings Corp. issued $300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of $281, of which $63.1 was placed in an interest escrow account, to fund the first four interest payments. The remainder of the net proceeds were released from escrow on June 30, 2003 on completion of the renegotiation of the company’s bank lines.

     In February 2003, the company redeemed its RHINOS preferred securities for $136 cash.

4. Contingencies

     As disclosed in note 11 to the company’s consolidated financial statements for the year ended December 31, 2002 (pages 41 and 42 of the company’s 2002 Annual Report), the company’s subsidiary, Sphere Drake, had commenced legal proceedings in the Commercial Court in London, England against underwriting agents who, it alleged, fraudulently obtained a binding authority in conspiracy with brokers, who were also defendants, in order to write reinsurance contracts which exposed Sphere Drake to grossly underpriced U.S. workers’ compensation carve out business.

     On July 8, 2003, the Commercial Court released a judgment finding in Sphere Drake’s favour. The judgment upheld Sphere Drake’s allegation that in accepting business, the underwriting agents acted in dishonest breach of fiduciary duties owed to Sphere Drake, that the brokers dishonestly assisted in committing those breaches, and that the underwriting agents and the brokers were both dishonest and collusive. The judge has therefore found for Sphere Drake on all material grounds on which Sphere Drake contends that it is entitled to avoid paying losses under the inward reinsurance contracts purportedly placed on its behalf under the binding authority.

     This judgment confirms the company’s belief that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

5. Segmented Information

     The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

     In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at December 31, 2003 compared to December 31, 2002.

     Commencing with the first quarter of 2003 (and reflected in the 2002 comparatives), the company refined its operating segment disclosure as follows:

(a)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each segment. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(b)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

     The above-described change in presenting segmented information resulted in the following changes to information presented in the 2002 Annual Report to put that information on a comparable basis:

(x)	For the Canadian segment, the results presented are those for Northbridge which became a separate public company in 2003. In 2002, business ceded by Lombard to CRC (Bermuda) was included in Lombard’s results for purposes of the Canadian insurance segment. As a result of the change in basis of presentation, the business ceded to CRC (Bermuda) is now included in Group Re in the runoff and other segment. As a result, the 2002 combined ratio of 95.8% previously reported for the Canadian segment is now shown as Northbridge’s 2002 combined ratio of 97.4%.

(y)	For the U.S. segment, the changed presentation resulted in the following changes to amounts previously reported in 2002:

(i)	In 2002, Crum & Forster ceded premiums of US$32.1 (and no losses) under a stop loss treaty with nSpire Re. In and prior to 2002, Crum & Forster’s combined ratio was shown prior to the effect of this intercompany stop loss treaty. Commencing in 2003, Crum & Forster’s combined ratio is shown after the effect of this intercompany stop loss treaty. Consequently, Crum & Forster’s combined ratio for 2002 is shown as 103.3% in the 2002 Annual Report, and is shown in 2003 as 108.3%.

(ii)	In the 2002 Annual Report, TIG’s results were presented for continuing business which was expected to be underwritten by Fairmont and the business written by Napa MGU resulting in a combined ratio of 106.0%. In 2003, the Fairmont results only include business underwritten by Fairmont, resulting in a combined ratio of 107.0% for 2002. The Napa MGU results are included in runoff and other since it was a subsidiary of TIG in 2003.

(z)	Crum & Forster’s 2003 combined ratio of 104.4% reflects the offset of an existing purchase price accrual against a commutation loss of $26.8 on an affiliated stop loss reinsurance treaty.

     The effect of this change in presenting segmented information is to change the 2002 consolidated combined ratio previously reported of 100.1% to the consolidated combined ratio of 101.5% now presented.

     Comparative numbers for the U.S. runoff group for the year ended December 31, 2002 have been restated to include TIG’s discontinued MGA-controlled program business, which was placed into runoff in 2002, retroactive to January 1, 2002 in conformity with the presentation adopted in the company’s 2002 Annual Report.

     6. U.S. GAAP Reconciliation

     The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 18 on pages 46 to 50 of the company’s 2002 Annual Report.

     For purposes of U.S. GAAP, the full amount of the company’s convertible debentures described in note 3 is included in debt with no allocation to paid in capital.

     The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	2003	2002

Net earnings, Canadian GAAP	271.1	263.0
Recoveries (deferred gains) on retroactive reinsurance	(209.4)	33.2
Other than temporary declines	(49.9)	(13.8)
Cumulative catchup adjustment on changes in accounting for negative goodwill	—	112.6
Other differences	1.5	—
Tax effect	91.0	(8.0)

Net earnings, US GAAP	104.3	387.0

Net earnings per share, US GAAP before cumulative catchup adjustment and extraordinary item	$6.66	$5.81

Net earnings per share, US GAAP before cumulative catchup adjustment	$6.66	$19.00

Net earnings per share, US GAAP	$6.66	$26.88

Net earnings per diluted share, US GAAP	$6.66	$26.88

     The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2003	2002

Assets
Portfolio investments
Bonds	4,644.8	7,513.5
Preferred stocks	143.9	158.0
Common stocks	1,428.5	712.4
Strategic investments	423.3	323.7

Total portfolio investments	6,640.5	8,707.6
Future income taxes	1,229.9	1,193.5
Goodwill	266.6	237.4
All other assets	17,402.6	12,473.4

Total assets	25,539.6	22,611.9

Liabilities
Accounts payable and accrued liabilities	2,288.0	1,945.3
Long term debt	2,135.2	1,482.7
All other liabilities	17,932.3	16,472.6

Total liabilities	22,355.5	19,900.6

Trust preferred securities of subsidiaries	79.8	215.8
Mandatorily redeemable shares of TRG	200.6	205.5
Non-controlling interests	440.8	321.6

	721.2	742.9

Shareholders’ Equity
Total shareholders’ equity	2,462.9	1,968.4

	25,539.6	22,611.9

     The difference in consolidated shareholders’ equity is as follows:

	2003	2002

Shareholders’ equity based on Canadian GAAP	2,918.0	2,248.0
Other comprehensive income	187.5	94.8
Reduction of other paid in capital	(101.4)	—
Cumulative reduction in net earnings under US GAAP	(541.2)	(374.4)

Shareholders’ equity based on US GAAP	2,462.9	1,968.4

7. Foreign Exchange

     As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company is reporting its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. To effect this conversion, the consolidated financial statements have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and both common stock and preferred stock have been translated using the rates of exchange in effect as of the dates of the various capital transactions. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity. All comparative financial information has been restated to reflect the company’s results as if they had been historically reported in U.S. dollars.

     The company (i.e. the holding company) has also determined, effective January 1, 2004, that its functional currency is U.S. dollars. This change from Canadian dollars, which will be accounted for on a prospective basis, is based primarily on the fact that with the termination of the U.S. forward contracts and the repayment of the Canadian dollar denominated debt, the holding company balance sheet will be fully exposed to the U.S. dollar. In addition, based on analysis of the underlying cash flows, management has determined that these cash flows will be primarily denominated in U.S. dollars and that future dividend payments will likely be denominated in U.S. dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US$ millions except per share amounts and as otherwise indicated)

     The company produced an excellent underwriting result in 2003. The combined ratio of its continuing insurance and reinsurance operations was 97.6% for the year, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 92.6%, 104.4% (99.7% excluding the effect of the net strengthening of asbestos reserves) and 96.9% respectively. The combined ratio of those operations in the fourth quarter was 97.4% (94.1% excluding the effect of the net strengthening of asbestos reserves) compared to 98.1% in the fourth quarter of 2002.

     The improved underwriting profit and substantial realized gains, offset by lower interest and dividends (reflecting almost half of the investment portfolio being held in cash and short term investments) as well as increased runoff and interest costs, resulted in pre-tax income increasing significantly and in net earnings increasing to $271.1 ($18.55 per basic share or $18.23 per diluted share) in 2003 from $263.0 ($18.20 per basic or diluted share) in 2002, which included the benefit of $188.4 of negative goodwill on the TRG purchase.

     Revenue in the year increased to $5,713.9 from $5,067.4 last year principally as a result of increased realized gains, earned premiums and claims fees offset by reduced interest and dividend income. During 2003, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency on a consistent basis, increased 35.2%, 12.6% (28.0% treating Seneca bail bonds on a consistent basis and excluding the effect of the net strengthening of asbestos reserves) and 32.0% respectively over 2002. Consolidated net premiums written in 2003 increased by 10.3% to $4,448.1 from $4,033.9 in 2002, and increased 28.4% excluding the effect of TIG’s discontinued MGA-controlled program business.

     Cash flow from operations for the year ended December 31, 2003 amounted to $554.1 for OdysseyRe ($214.2 in 2002), $379.2 for Crum & Forster (negative $110.7 in 2002) and $165.9 for Northbridge ($132.6 in 2002).

Net Earnings

     The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the years ended December 31, 2003 and 2002:

	2003(1)	2002(1)

Combined ratios
Insurance — Canada	92.6%	97.4%
— U.S	102.5%	107.1%
Reinsurance	96.9%	99.1%

Consolidated	97.6%	101.5%

Sources of net earnings
Underwriting
Insurance — Canada	52.3	12.4
— U.S	(25.6)	(68.1)
Reinsurance	61.0	12.9

Underwriting income (loss)	87.7	(42.8)
Interest and dividends	220.3	266.1

Operating income	308.0	223.3
Realized gains	534.6	285.9
Runoff	(110.0)	135.7
TIG reserve strengthening and restructuring costs	—	(263.6)
Claims adjusting (Fairfax portion)	(16.6)	(6.7)
Interest expense	(138.6)	(79.6)
Swiss Re premium	—	(2.7)
Corporate overhead and other	(48.7)	(5.9)
Other costs and charges	—	(9.0)

Pre-tax income	528.7	277.4
Taxes	(187.6)	(149.3)
Negative goodwill on TRG purchase	—	188.4
Non-controlling interests	(70.0)	(53.5)

Net earnings	271.1	263.0

(1)	See note 5 to the consolidated financial statements.

     The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as follows for the years ended December 31, 2003 and 2002:

Year ended December 31, 2003

	Northbridge	U.S. Insurance	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated

Gross premiums written	1,318.6	1,477.8	2,588.2	5,384.6	582.2	(448.2)	—	5,518.6

Net premiums written	802.3	1,153.7	2,153.6	4,109.6	338.5	—	—	4,448.1

Net premiums earned	703.2	1,028.9	1,965.1	3,697.2	511.8	—	—	4,209.0

Underwriting profit	52.3	(25.6)	61.0	87.7	—	—	—	87.7
Interest and dividends	50.8	76.8	92.7	220.3	—	—	—	220.3

Operating income before:	103.1	51.2	153.7	308.0	—	—	—	308.0
Realized gains/losses	67.2	312.6	284.1	663.9	311.3	(132.4)	3.1	845.9
Runoff operating income	—	—	—	—	(421.3)	—	—	(421.3)
Claims adjusting	—	—	—	—	—	—	(16.6)	(16.6)
Interest expense	—	(18.7)	(12.7)	(31.4)	—	—	(107.2)	(138.6)
Corporate overhead and other	—	—	—	—	—	—	(48.7)	(48.7)

Pre-tax income	170.3	345.1	425.1	940.5	(110.0)	(132.4)	(169.4)	528.7
Taxes								(187.6)
Non-controlling interests								(70.0)

Net earnings								271.1

Year ended December 31, 2002

	Northbridge	U.S. Insurance	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated

Gross premiums written	1,132.9	1,371.7	1,894.5	4,399.1	1,205.3	(431.2)	—	5,173.2

Net premiums written	533.2	1,036.5	1,631.2	3,200.9	833.0	—	—	4,033.9

Net premiums earned	482.9	954.0	1,432.6	2,869.5	1,019.1	—	—	3,888.6

Underwriting profit	12.4	(68.1)	12.9	(42.8)	—	—	—	(42.8)
Interest and dividends	31.2	127.9	107.0	266.1	—	—	—	266.1

Operating income before:	43.6	59.8	119.9	223.3	—	—	—	223.3
Realized gains/losses	13.4	62.5	118.6	194.5	183.7	(17.5)	108.9	469.5
Runoff operating income	—	—	—	—	(48.0)	—	—	(48.0)
TIG reserve strengthening and restructuring	—	—	—	—	(263.6)	—	—	(263.6)
Claims adjusting	—	—	—	—	—	—	(6.7)	(6.7)
Interest expense	—	—	(7.7)	(7.7)	—	—	(71.9)	(79.6)
Swiss Re premium and other	—	—	—	—	—	—	(2.7)	(2.7)
Corporate overhead and other	—	—	—	—	—	—	(5.9)	(5.9)
Other costs and charges	—	(9.0)	—	(9.0)	—	—	—	(9.0)

Pre-tax income	57.0	113.3	230.8	401.1	(127.9)	(17.5)	21.7	277.4
Taxes								(149.3)
Negative goodwill on TRG purchase								188.4
Non-controlling interests								(53.5)

Net earnings								263.0

     Summarized income statements showing the underwriting results and operating income for each business segment for the years ended December 31, 2003 and 2002 are set out below, followed by a discussion of the principal other elements of net earnings.

Canadian Insurance — Northbridge

	2003(1)	2002(1)

Underwriting profit	52.3	12.4

Combined ratio	92.6%	97.4%

Gross premiums written	1,318.6	1,132.9

Net premiums written	802.3	533.2

Net premiums earned	703.2	482.9

Underwriting profit	52.3	12.4
Interest and dividends	50.8	31.2

Operating income	103.1	43.6
Realized gains	67.2	13.4

Pre-tax income before interest and other	170.3	57.0

(1)	See note 5 to the consolidated financial statements.

     The Canadian insurance companies’ combined ratio for the year ended December 31, 2003 improved to 92.6% from 97.4% last year. The outstanding underwriting results in 2003 reflect considerable new business volumes written in 2003 and continued price increases achieved by all Northbridge subsidiaries in 2002 and continuing into 2003 without compromising their stringent underwriting standards. Net premiums written by Northbridge (before intercompany reinsurance and in Canadian dollars) increased by 35.2% in 2003 compared with 2002 due to price increases achieved in continuing favourable market conditions, increased volumes and increased retentions. For more information on Northbridge’s results, please see its year-end press release posted on its website at www.northbridgefinancial.com.

     U.S. Insurance

Year ended December 31, 2003

	Crum &
	Forster(1)	Fairmont(1)(2)	Falcon(3)	Old Lyme(4)	Total(1)

Underwriting profit (loss)	(32.7)	1.7	1.5	3.9	(25.6)

Combined ratio	104.4%	99.2%	96.0%	92.7%	102.5%

Gross premiums written	1,104.2	242.3	81.8	49.5	1,477.8

Net premiums written	857.3	185.4	61.6	49.4	1,153.7

Net premiums earned	735.3	203.3	37.2	53.1	1,028.9

Underwriting profit (loss)	(32.7)	1.7	1.5	3.9	(25.6)
Interest and dividends	59.2	14.4	0.7	2.5	76.8

Operating income	26.5	16.1	2.2	6.4	51.2
Realized gains	294.8	13.8	3.8	0.2	312.6

Pre-tax income before interest and other	321.3	29.9	6.0	6.6	363.8

Year ended December 31, 2002

	Crum &
	Forster(1)	Fairmont(1)(2)	Falcon(3)	Old Lyme	Total(1)

Underwriting profit (loss)	(55.2)	(15.0)	0.1	2.0	(68.1)

Combined ratio	108.3%	107.0%	99.8%	92.9%	107.1%

Gross premiums written	963.5	313.0	56.6	38.6	1,371.7

Net premiums written	729.0	227.2	41.7	38.6	1,036.5

Net premiums earned	669.0	214.9	41.6	28.5	954.0

Underwriting profit (loss)	(55.2)	(15.0)	0.1	2.0	(68.1)
Interest and dividends	105.5	19.4	1.3	1.7	127.9

Operating income	50.3	4.4	1.4	3.7	59.8
Realized gains	51.4	10.4	0.7	—	62.5

Pre-tax income before interest and other	101.7	14.8	2.1	3.7	122.3

(1)	See note 5 to the consolidated financial statements.

(2)	Fairmont includes Ranger’s results and the ongoing operations of TIG’s Hawaii and Accident and Health business on a retroactive basis consistent with the basis of presentation effective January 1, 2003. Effective January 1, 2004, Fairmont received formal approvals of its structure and capitalization from all relevant insurance regulatory authorities.

(3)	Included in U.S. operations for convenience.

(4)	Transferred to runoff effective January 1, 2004.

     The U.S. insurance combined ratio for the year ended December 31, 2003 improved to 102.5% (99.1% excluding the net effect of Crum & Forster strengthening its asbestos reserves) from 107.1% last year (after giving effect to the discontinued TIG business which was moved to runoff).

     Crum & Forster’s combined ratio improved to 104.4% for 2003 (99.7%, excluding the effect of the net strengthening of asbestos reserves) from 108.3% in 2002 reflecting the impact of price increases in excess of 10% for 2003, improved retention of existing business, growth in new business and its continued focus on expenses. Crum & Forster’s net premiums written in 2003 increased by 28.0% over 2002 (prior to the negative impact of Seneca recording its bail bonds on a net basis commencing January 1, 2003 and the effect of the net strengthening of asbestos reserves), reflecting new business and price increases on renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, was redomiciled from New York to Delaware at December 31, 2003 and moved to a positive earned surplus position of approximately $146 at December 31, 2003, a significant improvement from its negative earned surplus position of $255 at December 31, 2002. As a result, U.S. Fire has 2004 dividend capacity of approximately $80. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, reduced its negative earned surplus position to $6 at December 31, 2003 from $38 at December 31, 2002. Crum & Forster will begin to publish financial information on its website during the first quarter of 2004.

     Fairmont’s combined ratio of 99.2% for 2003 and its decrease in net premiums written in the year reflect its continuing strict focus on underwriting profitability.

     Reinsurance — OdysseyRe

	2003	2002

Underwriting profit	61.0	12.9

Combined ratio	96.9%	99.1%

Gross premiums written	2,558.2	1,894.5

Net premiums written	2,153.6	1,631.2

Net premiums earned	1,965.1	1,432.6

Underwriting profit	61.0	12.9
Interest and dividends	92.7	107.0

Operating income	153.7	119.9
Realized gains	284.1	118.6

Pre-tax income before interest and other	437.8	238.5

     OdysseyRe produced an excellent underwriting profit in 2003. Its combined ratio for the year improved to 96.9%, compared to 99.1% last year. The company demonstrates a continued disciplined commitment to underwriting profitability and opportunistic portfolio growth. Net premiums written in 2003 increased by 32.0% over 2002 as insurance and reinsurance market conditions continued to improve on a global basis. Premium growth in North America was due to increased pricing both at the insurance and reinsurance levels, while premium growth in the Euro Asia division reflected increased opportunities due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For more information on OdysseyRe’s results, please see its year-end press release posted on its website at www.odysseyre.com.

Interest and Dividends and Realized Gains

     Interest and dividend income in 2003 decreased to $220.3 from $266.1 last year due to lower investment yields as a result of the liquidation during the second quarter of a substantial portion of the bond portfolio and retaining the proceeds in cash and short term investments. The lower interest and dividend income in the latter half of 2003 reflects the fact that 47% of portfolio investments were held in cash and short term investments at December 31, 2003 pending the company identifying suitable opportunities for reinvestment in line with its long term value-oriented investment philosophy.

     Realized gains on investments were $534.6 for 2003 from the sale of bonds and common stock, consisting of $667.0 of realized gains reduced by adjustments of $132.4 for intersegment gains and purchase price adjustments as referred to in note 5(a) above. Consolidated realized gains of $845.9 include as well the $311.3 of realized gains in the runoff segment.

     Runoff and Other

Year ended December 31, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	325.8	(1.1)	257.5	582.2

Net premiums written	(1.4)	71.1	268.8	338.5

Net premiums earned	196.1	71.3	244.4	511.8
Losses on claims	(429.0)	(119.3)	(177.9)	(726.2)
Operating expenses	(153.9)	(54.0)	(71.4)	(279.3)
Interest and dividends	36.8	20.0	15.6	72.4

Operating income (loss)	(350.0)	(82.0)	10.7	(421.3)
Realized gains	213.8	91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.2)	9.6	16.6	(110.0)

Year ended December 31, 2002

	U.S.	Europe	Group Re	Total

Gross premiums written	795.8	224.5	185.0	1,205.3

Net premiums written	495.4	153.3	184.3	833.0

Net premiums earned	679.3	187.8	152.0	1,019.1
Losses on claims	(493.4)	(234.7)	(87.0)	(815.1)
Operating expenses	(240.5)	(103.7)	(47.1)	(391.3)
Interest and dividends	74.1	47.0	18.2	139.3

Operating income (loss)	19.5	(103.6)	36.1	(48.0)
Realized gains (losses)	108.1	76.7	(1.1)	183.7

Pre-tax income (loss) before interest and other	127.6	(26.9)	35.0	135.7

     The U.S. runoff segment represents the merged operations of TIG Insurance and International Insurance Company effective December 16, 2002 (the comparative numbers have been retroactively restated to include TIG’s runoff business and to present the runoff results on a comparable basis). For the year ended December 31, 2003, the U.S. runoff group had a pre-tax loss of $136.2 compared to pre-tax income of $127.6 for 2002, primarily attributable to the $98.5 net additional cost in 2003 of the $300 adverse development cover provided by Chubb Re (Bermuda) Ltd. (the “Chubb Re cover”) (under which TIG had ceded $290 of losses as of December 31, 2003, leaving $10 of remaining coverage), reserve strengthening of $68 on lines not covered by the Chubb Re cover, as well as lower interest and dividends reflecting the significant cash position since the second quarter of 2003. The remaining variance is attributable to operating costs in excess of net investment income as a result of the continuing effects of winding down TIG’s MGA-controlled program business as premiums earned reduce faster than infrastructure costs.

     At December 31, 2003, TIG had statutory surplus of approximately $690, net reserves to statutory surplus of 1.6:1 and a risk-based capital ratio greater than 200%. TIG has achieved the three financial tests — statutory surplus in excess of $500, net reserves to statutory surplus of less than 3:1 and a risk-based capital ratio of at least 200% — which it is required to meet as of December 31, 2003 in order to permit the release from trust of securities formerly distributed to the company which are being held in trust for TIG’s benefit, subject to California regulatory approval. During 2003, 14.4 million Northbridge shares (with a market value of approximately $191) were released from the aforementioned trust as a result of the placement of the Chubb Re cover.

     For the year ended December 31, 2003, the European runoff group had pre-tax income of $9.6 compared to a pre-tax loss of $26.9 for 2002, primarily attributable to a reduction in expenses offset by a reduction in interest and dividends.

     The 2003 runoff loss includes premiums payable of $147.8 upon the cession of an additional $263.6 of losses under the corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (of which $62 relates to European runoff, $107 relates to U.S. runoff and $86 relates to Crum & Forster). At December 31, 2003, ceded losses under this cover (the benefits of which were assigned to nSpire Re as of December 31, 2002) totalled $996.1 (December 31, 2002 — $732.5), leaving unutilized coverage of $3.9.

     Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and (commencing in 2002) nSpire Re participate in the reinsurance programs of the company’s subsidiaries with third party reinsurers. This participation, on the same terms, including pricing, as the third party reinsurers, varies by program and by subsidiary, and is shown separately above as “Group Re”. For the year ended December 31, 2003, Group Re had pre-tax income of $16.6 compared to $35.0 in 2002, the decrease relating primarily to the change, upon the IPO of Northbridge, in the terms of CRC (Bermuda)’s participation in reinsuring Lombard programs.

     Other Elements of Net Earnings

     Interest expense increased to $138.6 (including OdysseyRe interest of $12.7 and Crum & Forster interest of $18.7) for 2003 compared to $79.6 (including OdysseyRe interest of $7.7 and Crum & Forster interest of nil) in 2002. The increased interest expense resulted partly from new interest costs (the interest cost of the Crum & Forster notes issued in June 2003, the Fairfax convertible debentures issued in July 2003, and the company’s purchase consideration contracted in December 2002 for the acquisition of the remaining 72 1/2% economic interest in TRG), and partly from the company’s decision to maintain fixed rather than floating interest costs (the effect of the company’s closing out its fixed rate to floating rate interest rate swaps in the third quarter of 2002 was a $34.2 benefit in 2002, compared to a $14.6 benefit in 2003 as a result of the gain on the aforementioned closing out of swaps being deferred and amortized against future interest expense).

     Corporate overhead and other includes Fairfax, OdysseyRe, Crum & Forster and Northbridge holding company expenses net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances and is broken down as follows:

	2003	2002

Fairfax corporate overhead (net of interest on cash balances)	35.3	22.8
Investment management and administration fees	(36.5)	(36.9)
Corporate overhead of OdysseyRe, Crum & Forster and Northbridge	18.2	5.0
Technology expenses and amortization	15.6	15.0
Other	16.1	—

	48.7	5.9

     The increase in the Fairfax corporate overhead charge in 2003 relates primarily to increased insurance and professional services costs. The “Other” items relate to one-time service expenses and writeoffs. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue. These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.

     The company recorded an income tax expense of $187.6 for 2003, principally due to taxable income as well as tax losses not recognized for accounting purposes. The decrease in the deferred tax asset for the year ended December 31, 2003 was $9.0 which reflected a decrease of $135.1 from utilization of the U.S. net operating tax losses as a result of the profitability of the U.S. insurance and reinsurance companies, partially offset by increases in the non-U.S. components of the deferred tax asset and increases resulting in the ordinary course from increased business volumes.

     The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	2003	2002

OdysseyRe	55.2	39.7
Northbridge	14.8	—
TRG	—	13.8
Lindsey Morden	(5.5)	(2.8)

	64.5	50.7

Investments

     At December 31, 2003 the investment portfolio had a pre-tax unrealized gain of $244.9 (compared to $131.7 at December 31, 2002). At December 31, 2003, approximately 47% of the portfolio was held in cash and short term investments.

Goodwill

     Goodwill relates mostly to Lindsey Morden’s U.K. subsidiary. The increase in goodwill to $214.3 at December 31, 2003 from $185.3 at December 31, 2002 is principally attributable to the strengthening of the pound sterling against the U.S. dollar during 2003.

Capital Structure and Liquidity

     The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	December 31,		December 31,
	2003		2002

Cash, short term investments and marketable securities	410.2		327.7
Long term debt (including OdysseyRe debt)	1,942.7		1,406.0
TRG purchase consideration payable	200.6		205.5
RHINOS due February 2003	—		136.0
Net debt	1,733.1		1,419.8

Common shareholders’ equity	2,781.4		2,111.4
Preferred shares and trust preferred securities of subsidiaries	216.4		216.4
OdysseyRe non-controlling interest	250.6		268.5
Total equity	3,248.4		2,596.3

Net debt/equity	53%		55%
Net debt/total capital	35%		35%
Interest coverage	4.8	x	4.6	x

     At December 31, 2003, Fairfax had $410.2 of cash, short term investments and marketable securities at the holding company level, after repaying its remaining December 2003 debt maturity of $73. Net debt increased to $1,733.1 at December 31, 2003 from $1,419.8 at December 31, 2002 principally due to increased debt from OdysseyRe and Crum & Forster. The slight improvement in the net debt to equity and net debt to total capital ratios primarily reflects the increase in common shareholders’ equity.

     Also, at December 31, 2003 Fairfax had $260 of syndicated bank lines, $121.9 of the credit available under which had been used for the issuance of letters of credit, as required by insurance regulators for non-admitted reinsurers, in support of its subsidiaries’ reinsurance obligations, all relating to nSpire Re’s intercompany reinsurance of the company’s subsidiaries. After year-end, these letters of credit were cancelled or replaced by letters of credit issued under a new separate letter of credit facility. Consequently, the company’s syndicated bank lines are currently unused.

     Besides the above cash resources, in 2004 the holding company will receive management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments from Crum & Forster and OdysseyRe and dividends from its insurance and reinsurance subsidiaries. The company believes that these resources provide adequate liquidity to meet all of the company’s obligations in 2004. In 2004, the holding company’s obligations (other than interest and overhead expenses) consist of the final note instalment of $100 due to TIG and obligations of the runoff subsidiaries, including the above-mentioned premium payable under the corporate insurance cover, TIG-related indemnities on adverse development not covered by the Chubb Re cover and the normal volatility of runoff cash flows. There are no external debt maturities in 2004.

     Common shareholders’ equity at December 31, 2003 was $2.7 billion or $192.81 per basic share (excluding the $101.4 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). During 2003, the company repurchased 240,700 shares for cash of $30.6.

     Fairfax’s 2003 Annual Report is scheduled to be posted on its website www.fairfax.ca after the close of markets on Friday, March 5, 2004 and will be mailed to shareholders shortly thereafter.

     As previously announced, Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern Time on Monday, February 9, 2004. The call, consisting of a presentation by the company followed by a question period, may be accessed at (416) 695-6120 or (877) 461-2814. A replay of the call will be available from shortly after the termination of the call until 10:00 p.m. Eastern Time on Monday, February 23, 2004. The replay may be accessed at (416) 695-5275 or (888) 509-0081.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

     For further information, contact Bradley P. Martin, Vice President, at (416) 367-4941.

     The foregoing announcement may contain forward-looking statements. Actual results may differ, perhaps materially, from those contained in such forward-looking statements as a result of a large variety of uncertainties and risk factors, the most foreseeable of which are listed on pages 114 and 115 of Fairfax’s 2002 Annual Report which is available on Fairfax’s website at www.fairfax.ca or are set out under “Risk Factors” in Fairfax’s Base Shelf Prospectus dated August 11, 2003 filed with the Ontario Securities Commission (which is available on SEDAR) and Fairfax’s Registration Statement (Amendment No. 1 to Form F-10) filed with the U.S. Securities and Exchange Commission on the same date (which is available on EDGAR).